June 14, 2019

Christopher J. Zolas
Chief Financial Officer
Natural Resource Partners L.P.
1201 Louisiana St.
Suite 3400
Houston, TX 77002

       Re: Natural Resource Parnters L.P.
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Fiscal Quarter Ended March 31, 2019
           Filed May 8, 2019
           File No. 001-31465

Dear Mr. Zolas:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 35

1. Please revise to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the period covered by the report. Refer to Rule 307 of Regulation S-K. Christopher J. Zolas
Natural Resource Partners L.P.
June 14, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at
(202) 551-
3651 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher J. Zolas
                                                          Division of
Corporation Finance
Comapany NameNatural Resource Partners L.P.
                                                          Office of Beverages,
Apparel and
June 14, 2019 Page 2                                      Mining
FirstName LastName